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                        Diversified Investors Portfolios
                            Four Manhattanville Road
                            Purchase, New York 10577


                                                         April 27, 2007

VIA EDGAR
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Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

         Re:    Keynote Series Account
                Registration Statement on Form N-4
                (File Nos. 33-19836 and 811-05457)
                 --------------------------------


Ladies and Gentlemen:

     In response to a request from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in connection with its review of the post-effective amendment filed under Rule 485(a)(1) by the Keynote Series Account on February 28, 2007, the Diversified Investors Portfolios (the "Diversified Registrant") acknowledges that, with respect to filings made by the Diversified Registrant with the Commission and reviewed by the Staff:

     (a) the Diversified Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Diversified Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Sincerely,

                                              Diversified Investors Portfolios


                                              By: /s/ Robert F. Colby
                                                  ------------------------------
                                                  Robert F. Colby
                                                  Secretary